Exhibit 99.1

Harry Winston Diamond Corporation reports Diavik Diamond Mine Update

TORONTO, April 13 /CNW/ - Harry Winston Diamond Corporation (TSX:HW) (NYSE:HWD) (the "Company") reports that in the first calendar quarter of 2011, Diavik produced 1.35 million carats from 0.5 million tonnes of ore processed. Ore processed and diamonds recovered in the 2011 first quarter were lower than the calendar fourth quarter 2010 due to maintenance at the processing plant and a shift in ore mix from the higher grade A-154 South underground to the lower grade A-154 North underground and A-418 open pit.

The Company expects that in the second half of the year the higher grade A-154 South pipe will be mined using a recently approved higher velocity and lower cost mining method. The Diavik Mine calendar year 2011 production remains on target for 6.9 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore. The Company is in the process of updating the mine plan which it expects to share publicly later this year.

The Company has held two rough diamond sales in the quarter and experienced an increase in rough diamond prices. The majority of the diamonds sold during the quarter were from the A-418 B type ore. Based on these sales and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

    <<
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    Ore Type                    March 2011                  April 2011
                          Average Price per Carat    Average Price per Carat
                              (in US dollars)            (in US dollars)
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    A-154 South                     $140                        $160
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    A-154 North                     $180                        $205
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    A-418 A Type Ore                $130                        $150
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    A-418 B Type Ore                 $90                        $105
    -------------------------------------------------------------------------
    >>

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

%CIK: 0000841071

For further information: www.harrywinston.com., or for investor information, visit http://investor.harrywinston.com.; Contacts: Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934, or lkiernan@harrywinston.com; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380, or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:53e 13-APR-11